
MOVATIC LLC

Statements of Changes in Members' Equity

From August 12, 2016 (Inception) to Decmber 31, 2017

(Unaudited)


	Membership Interest Units		Retained Earnings	Total Members' Equity
	Shares	Amount		
Balance, August 12, 2016 (Inception)		$ -	$ -	$ -
Units issued	100,000,000	-		-
Net income			8,046	8,046
Balance, December 31, 2016	100,000,000	$ -	$ 8,046	$ 8,046
Net loss			(240)	(240)
Balance, December 31, 2017	100,000,000	$ -	$ 7,806	$ 7,806